October 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:    Dillon Hagius

Re:    MiNK Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-259503

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of MiNK Therapeutics, Inc. (the “Company”) that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-259503) be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on October 14, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters expect to distribute approximately 125 copies of the Company’s preliminary prospectus dated October 12, 2021 to institutions, prospective underwriters and others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

EVERCORE GROUP L.L.C.
WILLIAM BLAIR AND COMPANY, L.L.C.

EVERCORE GROUP L.L.C.

By:	/s/ Simon Elliott
Name:	Simon Elliott
Title:	Senior Managing Director

WILLIAM BLAIR AND COMPANY, L.L.C.

By:	/s/ John Sonnier
Name:	John Sonnier
Title:	Partner

[Signature Page to Acceleration Request]